UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-34295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sirius XM Radio 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sirius XM Radio Inc.

1221 Avenue of the Americas, 36th Floor

New York, New York 10020

*	All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee of the

    Sirius XM Radio 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Schedule H, line 4a—schedule of delinquent participant contributions for the year ended December 31, 2011 and Schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 18, 2012

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	As of December 31,
	2011	2010
Investments, at fair value:
Pooled separate accounts	$69,121	$63,944
Guaranteed Income Fund	12,282	10,102
Mutual funds	3,302	2,656
Sirius XM Radio Inc. common stock	37,429	32,773

Total investments	122,134	109,475
Loans receivable from participants	1,664	1,335
Contributions receivable:
Employer	98	94
Participants	285	288

Total contributions receivable	383	382

Net assets available for benefits	$124,181	$111,192

See accompanying notes to Financial Statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

For the Year Ended December 31, 2011
Additions to net assets attributed to:
Investment income :
Net appreciation in fair value of investments	$2,645
Interest on guaranteed income fund	307
Dividends	84

Net investment income	3,036

Interest on loans receivable from participants	66
Contributions:
Participants	10,801
Employer	3,242
Rollovers	1,222

Total contributions	15,265

Total additions	18,367

Deductions from net assets attributed to:
Benefits paid to participants	(5,346)
Administrative expenses	(32)

Total deductions	(5,378)

Net increase	12,989
Net assets available for benefits:
Beginning of year	111,192

End of year	$124,181

See accompanying notes to Financial Statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements

1. Background and Plan Description

Sirius XM Radio Inc. (the “Company” or the “Plan Sponsor”) sponsors the Sirius XM Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees with a method of saving for their retirement and other needs. The Plan is a defined contribution plan subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan’s inception date was September 1, 1998.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans and definitions of all terms.

Eligibility

Participation in the Plan begins on the first day of the calendar month following the date in which an employee has: (a) been classified as a Class A Employee as defined in the Plan document; (b) attained the age of 21; and (c) completed one full month of eligible service, as defined in the Plan document.

Contributions

Participants may elect to contribute from 1% to 50% of eligible compensation, as defined, provided contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $16,500 in 2011. The Code also allows participants age 50 and over to make supplemental “catch-up” contribution on a pretax basis, which may not exceed $5,500 for the calendar year ended December 31, 2011. Participants may roll over amounts from other qualified defined benefit or defined contribution plans. Rollovers for the year ended December 31, 2011 were approximately $1,222,000. Participants’ contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the Code.

The Plan provides for discretionary employer matching contributions, in the form of shares of common stock of the Company, based on participant elective deferral percentages. For the year ended December 31, 2011, the Company’s discretionary employer matching contribution was equal to 50% of participants’ elective deferrals, up to 6% of eligible compensation. The total matching contributions for the year ended December 31, 2011 were approximately $3,242,000 which were paid in the form of 1,882,801 shares of the Company’s common stock.

The Company may also elect to make additional discretionary contributions to the Plan based upon the total compensation of all employees eligible to receive an allocation. These additional contributions, referred to as profit-sharing contributions, are determined by the compensation committee of the Company’s board of directors. Employees are only eligible to share in profit-sharing contributions during any year in which they are employed on the last day of the year and meet the Plan’s eligibility requirements. For the year ended December 31, 2011, the Company did not elect to make a profit sharing contribution.

Effective January 1, 2012, the Plan was amended to provide participants the ability to make Roth contributions. All Roth contributions are made on an after-tax basis and if certain requirements are met, the withdrawals from the Roth made at retirement can be federal income tax free. The individual contributions to the Roth plan, inclusive of any additional pre-tax Plan contributions, cannot exceed the annual limit of $17,000 under the Code. Roth contributions will be matched using the same formula as the employee contributions; however, the Company match will not be treated as Roth contributions. The required minimum distribution rules apply to all Roth contributions. Plan participants may also elect a Roth In-Plan Rollover on amounts eligible for distribution, such as upon termination or on vested account balances after a participant reaches retirement age. This election will convert pre-tax amounts to after-tax amounts which will be subject to immediate taxation; however the participant’s balance will remain in the Plan under an In-Plan Rollover Account.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with participant contributions, employer matching and profit-sharing contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Fund investments are generally redeemable daily and have no restrictions.

Employer contributions are remitted to the Plan in shares of common stock of the Company. Participants are allowed to allocate the employer contributions to other investment alternatives immediately following the contribution.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Employer matching and profit-sharing contributions begin one year after the participant’s service begins. These contributions vest at the following rates: 33% upon the completion of the first year of service, 67% upon completion of two years of service and 100% upon the completion of the third year of service. In addition, a participant becomes fully vested in his or her employer matching and profit-sharing contributions upon his or her normal retirement date (age 65), disability or death, or if there is a partial or full termination of the Plan.

Distributions of Benefits

Upon termination of employment, death or disability, retirement or upon attaining age 59  1/2, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship, as defined by the Plan document.

Loans Receivables from Participants

The Plan provides for loans to active participants. Participants may borrow up to the lesser of $50,000 or 50% of the vested portions of the participant’s account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence, in which case, the term may not exceed 10 years. Repayments must be substantially equal installments, are generally made by payroll deductions and made not less frequently than quarterly. Some exceptions are made for unpaid leaves.

Effective January 1, 2012, the Plan instituted a 14 day waiting period between when one loan is paid off and another one can be requested.

Forfeitures

Non-vested employer matching and profit sharing contributions are forfeited upon termination of employment or a participant’s withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer contributions. Forfeitures for the year ended December 31, 2011 were approximately $77,800. Unallocated non-vested assets were approximately $1,200 and $162,100 as of December 31, 2011 and 2010, respectively. During the year ended December 31, 2011, forfeitures were used to pay administrative expenses and reduce employer contributions by approximately $242,100.

Administrative Expenses

Certain administrative expenses are paid by the Plan to the extent allowed by the Plan document and are not paid by the Company. Participants are also charged for certain transactions, such as the processing of a loan or a distribution. Certain other administrative expenses are paid by the Company. Investment fees and transaction-based

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements

fees charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these fees are reflected as a reduction of investment return for such investments. Effective January 1, 2012, the Plan reinstated a stock trading fee of $0.005 per share of common stock when participants request a transfer in or out of the Sirius XM Radio Inc. common stock account.

Assets Held in Trust

Since April 1, 2005, all assets of the Plan are held by Prudential Retirement Services, an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC is responsible for, among other things, the custody and investing of the Plan’s assets and the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB, a wholly owned subsidiary of Prudential Financial, serves as the trustee for which PRIAC is the record keeper.

The investment options available to participants as of December 31, 2011 and the related investment objectives were as follows:

Accounts Sponsored by PRIAC:

Lifetime Funds. This family of funds is comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk and return characteristics. The investment objective of each of the five funds varies in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolios.

Core Plus Bond/PIMCO Fund. This fund seeks to exceed the return of the Barclays Capital U.S Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

International Growth/Artisan Partners Fund. This fund seeks maximum long-term capital growth. This fund invests primarily in developed markets but also may invest in emerging and less developed markets.

SA/Janus Balanced Strategy Fund. This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income.

SA/T. Rowe Price Growth Stock Strategy. This fund seeks to provide long-term growth of capital and increasing dividend income by investing primarily in common stock of well-established growth companies.

Small Cap Value/Kennedy Capital Fund. This fund invests primarily in the common stock of U.S. small capitalization companies with low institutional ownership and low analyst coverage.

Small Cap Growth/Times Square Fund. This fund seeks to achieve long-term capital appreciation. The fund invests in companies with market capitalizations below $3 billion at the time of purchase.

SA/Oakmark Equity and Income Strategy Fund. This fund seeks high current income, preservation and growth of capital by investing primarily in U.S. equity and fixed income securities.

Mid Cap Value/CRM Fund. This fund seeks to outperform, over the long-term, the Russell Midcap Value Index and broader market.

Mid Cap Growth/Times Square Fund. This fund seeks to outperform the Russell Midcap Growth Index in a risk controlled manner.

Large Cap Value/LSV Asset Management Fund. This fund seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3- and 5-year periods, or a full market cycle, whichever is longer. This fund was removed from the Plan in 2012 and replaced with the Columbia Dividend Income A fund.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements

Dryden S&P 500 Index Fund. This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.

Guaranteed Income Fund. This fund is a stable value fund designed to provide safety of principal, liquidity, and a competitive rate of return.

Audited financial statements and prospectuses or other disclosure documents for the above funds are available annually to participants via www.prudential.com. Past performance of the funds is not an indicator of future results.

Additional Accounts:

American Funds Capital World Growth and Income R3 Fund. This fund invests primarily well-established companies located throughout the world whose common stock is denominated in U.S dollars or other currencies. The fund may also invest in issuers in developing countries.

Allianz NFJ International Value A Fund. This fund seeks long-term growth of capital and income and invests significantly in the common stock and other equity securities of non-U.S. companies with market capitalizations greater than $1 billion which are expected to generate income. The fund may also invest up to half of its assets in emerging market securities. This investment option became available for participants in 2011.

Sirius XM Radio Inc. Common Stock. This option allows participants to invest in the common stock of Sirius XM Radio Inc. Employer contributions are remitted in Sirius XM common stock.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits

For financial statement purposes, participant withdrawals and distributions (benefits payments) are recorded when paid.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) — Fair Value Measurement (“ASU 2011-04”), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This standard is effective for interim and annual periods beginning after December 15, 2011 and is applied on a prospective basis. The impact of our pending adoption of ASU 2011-04 will not be material to the Plan’s financial statements but may increase the footnote disclosures.

Use of Estimates

In presenting the Plan’s financial statements, management makes estimates and assumptions that affect the amounts reported and accompanying notes. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements

Significant estimates inherent in the preparation of the accompanying financial statements include the fair value of Plan assets and net appreciation (depreciation) in the fair value of investments. The economic conditions in the United States and globally have impacted the Plan’s assets. Such conditions could have a material impact to management’s accounting estimates.

Investment Valuation and Income Recognition

Investments in pooled separate accounts are valued based on the Plan’s pro rata share of fund equity as determined by the trustee, based on fair values of the underlying investments. Investments in the mutual funds and Sirius XM Radio Inc. common stock are valued based on quoted prices.

Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the change in unrealized gains and losses in the Plan’s investments. Realized gains and losses from the sale of investments are computed using the participant’s cost basis in the investment aggregated at the Plan level. Net changes in unrealized appreciation/depreciation in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

As described in FASB ASC 946, Plan Accounting—Defined Contribution Pension Plans (previously referred to as FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value. The Guaranteed Income Fund is an Evergreen Group Annuity issued by PRIAC. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Interest is credited on contract balances using the “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of these contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting by the trustee. When establishing interest crediting rates for this product, the trustee considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract issued by PRIAC is 1.50%. The Average Earnings Yield by the Plan and the Average Yield Credited to participants was 2.80% for the year ended December 31, 2011. The Average Earnings Yield is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year fair value and then annualizing the results. As a result of the current stable value product construction, no adjustments are required to mediate between the average earnings credit to the Plan and the average earnings credited to the participants. As required by ASC 946, the Guaranteed Income Fund is included at its carrying value in the statements of net assets available for benefits, which approximated their fair values at each of December 31, 2011 and 2010. The contract value of the investment approximates the fair value, due to the nature of the investment contracts not having a fair value adjustment upon discontinuance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Loans Receivable from Participants

Loans receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the provisions of the Plan document.

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements

measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the following fair value measurement.

•	Level 1: quoted prices in active markets for identical assets or liabilities;
•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2011 and 2010, respectively, and there were no transfers between any of the levels for the year ended December 31, 2011.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value consisted of the following types of instruments as of December 31, 2011 and December 31, 2010 (Level 1, 2 and 3 inputs are defined above):

	As of December 31, 2011				As of December 31, 2010
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Large Cap Equity Funds	$—	$21,207	$—	$21,207	$—	$20,015	$—	$20,015
Mid Cap Equity Funds	—	11,553	—	11,553	—	12,253	—	12,253
Small Cap Equity Funds	—	7,426	—	7,426	—	4,981	—	4,981
International Funds	—	5,227	—	5,227	—	6,117	—	6,117
Bond Funds	—	6,653	—	6,653	—	6,236	—	6,236
Balanced Funds	—	2,495	—	2,495	—	2,063	—	2,063
Target Dated Funds	—	—	14,560	14,560	—	—	12,279	12,279

Total	—	54,561	14,560	69,121	—	51,665	12,279	63,944
Mutual funds
Growth & Income Fund	2,693	—	—	2,693	2,656	—	—	2,656
International Value Fund	609	—	—	609	—	—	—	—

Total	3,302	—	—	3,302	2,656	—	—	2,656
Guaranteed Income Fund
Stable Value Fund	—	—	12,282	12,282	—	—	10,102	10,102
Sirius XM Radio Inc. common stock
Domestic Large Cap	37,429	—	—	37,429	32,773	—	—	32,773

Total investments measured at fair value	$40,731	$54,561	$26,842	$122,134	$35,429	$51,665	$22,381	$109,475

The Plan’s valuation methodology for Level 2 assets in pooled separate accounts were derived using a change-factor model with inputs derived from observable market data of the underlying instruments in active markets while Level 3 assets in pooled separate accounts were derived using a change-factor model with inputs derived from unobservable market data.

The Plan’s valuation methodology for the Guaranteed Income Fund was derived using inputs derived from unobservable market data. The Guaranteed Income Fund is included at its carrying value in the statements of net assets available for benefits, which approximated their fair values at December 31, 2011 and 2010. The contract value of the Guaranteed Income Fund approximates the fair value, due to the nature of the investment contract not having a fair value adjustment upon discontinuance.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements

The Plan’s valuation methodology for mutual funds and Sirius XM Radio Inc. common stock was derived from quoted market prices as these instruments have an active market.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011. The total gains (losses) are reported in the net appreciation in fair value of investments line in the statement of changes in net assets available for benefits.

(in thousands)	Pooled separate accounts	Guaranteed Income Fund
Balance as of December 31, 2010	$12,279	$10,102
Total gains	37	—
Issuances and Settlements
Issuances	3,047	9,115
Settlements	(803)	(6,935)

Balance as of December 31, 2011	$14,560	$12,282

4. Investments

The fair values of investments that individually represent 5% or more of the Plan’s net assets are as follows:

	As of December 31,
	2011	2010
	(in thousands)
Investments:
Large Cap Growth/Turner Investment Partners Fund	$—	$7,610
International Growth/Artisan Partners Fund	*	5,730
Core Plus Bond/PIMCO Fund	6,653	6,236
Guaranteed Income Fund	12,282	10,102
SA/Oakmark Equity and Income Strategy Fund	6,806	5,790
Large Cap Value/LSV Asset Management Fund	8,063	7,489
SA/T Rowe Price Growth Stock Strategy Fund	7,694	—
Sirius XM Radio Inc. common stock	37,429	32,773

*	Represents less than 5% of Plan net assets at December 31, 2011.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

For the Year Ended December 31, 2011
(in thousands)
Sirius XM Radio Inc. common stock	$3,899
Pooled separate accounts	(403)
Mutual funds	(851)

Net appreciation in fair value of investments	$2,645

5. Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements

term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan may invest indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan provides for investment in the Company’s common stock. At December 31, 2011 and 2010, approximately 30% and 29% of the Plan’s total net assets, respectively, were invested in the common stock of the Company. The underlying value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance.

6. Tax Status

Effective January 1, 2009, the Plan adopted a volume submitter profit sharing plan with cash or deferral arrangement sponsored by Thompson Hine LLP dba Plan Document Systems which received a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the Plan, as then designed, was acceptable under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving that opinion letter. On April 30, 2010, the Plan applied for a new determination letter and received a favorable determination from the IRS on June 6, 2012. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax exempt. Therefore, there is no provision for income taxes recorded in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

7. Plan Termination

The Company reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested and the trustee, in accordance with the Plan document, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

8. Related Party Transactions

Plan investments in pooled separate accounts and Guaranteed Income Fund are managed by PRIAC, who is the trustee as defined by the Plan. All transactions with these investments qualify as party-in-interest. The Plan also invests in common stock of the Company.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Schedule H, line 4a-Schedule of Delinquent Participant Contributions

Year Ended December 31, 2011

Totals that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 336	336	—	—	—

In 2011, there were two delinquent contributions, which amounted to $336. All delinquent contributions were remitted to the trust in 2011, with the exception of lost interest of $2, which will be paid in 2012.

See accompanying report of independent registered public accounting firm.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Schedule H, line 4i-Schedule of Assets (Held at End of Year),

As of December 31, 2011

(in thousands, except shares)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Prudential Retirement Insurance & Annuity Company	SA/Janus Balanced Strategy Fund: 54,908 units in participation	$2,495

*	Prudential Retirement Insurance & Annuity Company	Lifetime Income & Equity Fund: 82,346 units in participation	1,597

*	Prudential Retirement Insurance & Annuity Company	Lifetime Growth Fund: 213,698 units in participation	3,859

*	Prudential Retirement Insurance & Annuity Company	Lifetime Conservative Growth Fund: 123,887 units in participation	2,311

*	Prudential Retirement Insurance & Annuity Company	Lifetime Balanced Fund: 229,864 units in participation	4,139

*	Prudential Retirement Insurance & Annuity Company	Lifetime Aggressive Growth Fund: 152,920 units in participation	2,653

*	Prudential Retirement Insurance & Annuity Company	Small Cap Value/Kennedy Capital Fund 129,666 units in participation	2,323

*	Prudential Retirement Insurance & Annuity Company	Small Cap Growth/Times Square Fund: 141,827 units in participation	5,103

*	Prudential Retirement Insurance & Annuity Company	International Growth/Artisan Partners Fund: 392,818 units in participation	5,227

*	Prudential Retirement Insurance & Annuity Company	Core Plus Bond/PIMCO Fund: 389,857 units in participation	6,653

*	Prudential Retirement Insurance & Annuity Company	Guaranteed Income Fund: 340,644 units in participation	12,282

	American Funds Capital World Growth and Income Fund	American Funds Capital World Growth and Income R3 Fund: 84,294 shares in participation	2,693

*	Prudential Retirement Insurance & Annuity Company	SA/Oakmark Equity and Income Strategy Fund: 184,060 units in participation	6,806

*	Prudential Retirement Insurance & Annuity Company	Mid Cap Value/CRM Fund: 208,357 units in participation	2,635

*	Prudential Retirement Insurance & Annuity Company	Mid Cap Growth/Times Square Fund: 119,259 units in participation	2,112

*	Prudential Retirement Insurance & Annuity Company	Large Cap Value/LSV Asset Management Fund: 485,850 units in participation	8,063

*	Prudential Retirement Insurance & Annuity Company	SA/T Rowe Price Growth Stock Strategy Fund: 232,004 units in participation	7,694

	Allianz Global International Value Fund	Allianz NFJ International Value A Fund: 33,948 units in participation	609

*	Prudential Retirement Insurance & Annuity Company	Dryden S&P 500 Index Fund: 63,944 units in participation	5,451

*	Sirius XM Radio Inc.	Sirius XM Radio Inc. common stock: 20,565,623 shares in participation	37,429

*	Loans receivable from participants	142 outstanding loans with rates of 4.25%-10.25% and maturities from 2012-2022	1,664

	Total Investments		$123,798

*	Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS XM RADIO 401(K) SAVINGS PLAN

By:	/s/ David J. Frear
David J. Frear Executive Vice President and Chief Financial Officer of Sirius XM Radio Inc.

June 18, 2012